SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

THE GREATER CHINA FUND, INC.

(Name of Subject Company (Issuer))

THE GREATER CHINA FUND, INC.

(Name of Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39167B102

(CUSIP Number of Class of Securities)

Deeborah A. Docs

c/o Prudential Investments LLC

Gateway Center Three

100 Mulberry Street

Newark, NJ 07102

(973) 367-7521

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

William G. Farrar, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
Not applicable	Not applicable

(1)        No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer

☐        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐        third-party tender offer subject to Rule 14d-1.

☒        issuer tender offer subject to Rule 13e-4.

☐        going private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The Greater China Fund, Inc. (NYSE: GCH) Announces Increase in Tender Offer Program

August 30, 2011

Tender Offer Program

The Greater China Fund, Inc. (NYSE: GCH) ( the “Fund”) announced today that the Fund’s Board of Directors approved an amendment to the Fund’s previously announced tender offer program to double the size of the program and to eliminate the trading price discount to net asset value per share requirement for commencement of the tender offer.

The original program provided for up to two, consecutive, issuer tender offers, each for up to 5% of the Fund’s outstanding shares and provided that a tender offer would be made only if the average discount to the Fund’s net asset value per share (“NAV”) of the per share trading price of the Fund’s shares on the NYSE was greater than 10% during the applicable measurement period, with the first period commencing on July 1, 2011 and being scheduled to end on September 16, 2011.

Under the program as amended, the Fund will commence a one-time issuer tender offer for up to 20% of the Fund’s outstanding shares at a price per share equal to 98% of the Fund’s NAV, as determined by the Fund on the next business day following the expiration date of the tender offer. The amendment is in response to market conditions and concerns about the size and timing of the program.

Share Repurchase Plan

The Fund also announced that the Board of Directors confirmed its commitment to the Fund’s previously announced Share Repurchase Plan pursuant to which the Fund is authorized to repurchase up to 5% of the Fund’s outstanding common shares on June 30, 2011 during the period July 1, 2011 through June 30, 2012. Although the Share Repurchase Plan is temporarily suspended until on or about 10 business days following the completion of the tender offer, opportunistic repurchases are expected to resume following the completion of the tender offer. The Board of Directors will continue to monitor the Share Repurchase Plan and will consider modifications to the Plan in response to market and other conditions.

The tender offer will be made on the terms and subject to the conditions set forth in the Offer Notice and related Letter of Transmittal in connection with commencement of the tender offer on or about September 16, 2011.

A potential consequence of the tender offer and share repurchases is expected to be a modestly higher expense ratio as certain fixed expenses are distributed over a smaller asset base. As a result of the tender offer and share repurchases, the Fund’s assets could be reduced by more than 25%.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. The tender offer will be made only by an Offer Notice, a related Letter of Transmittal and other documents, which is expected to be filed with the Securities and Exchange Commission (the “SEC”) on or about September 16, 2011. Shareholders of the Fund should read the Offer Notice and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one-time public offering and once issued, shares of closed-end funds are sold in the open market through a share exchange. Shares of closed-end funds frequently trade at a discount to the net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.